UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

February 20, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

COOPER COMPANIES, INC.

File No. 1-8597 - CF#23006

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      COOPER COMPANIES, INC. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on December 19, 2008.

      Based on representations by **COOPER COMPANIES, INC.** that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

           Exhibit 10.41   through April 30, 2016

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel
Office of Financial Services